UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone +86 (595) 8576 5053

 (Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company
830 Post Road East

Suite 205

Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 7, 2014, the board of directors (the “Board”) of China Ceramics Co., Ltd. (the “Company”) held a meeting in which Ms. Cheng Yan Davis advised the Board of her agreement to withdraw her resignation and to remain on the Board, and the Board agreed to rescind the acceptance of Ms. Davis’s resignation. Accordingly, Ms. Davis will remain on the Board of the Company until the Company’s next annual meeting.

At the same meeting, the Board appointed Mr. Liu Jianwei as an independent member of the Board to fill the current vacancy created by the previously announced resignation of Mr. Paul K. Kelly. Mr. Liu was also appointed to the Audit Committee, Compensation Committee and Nominating Committee of the Board.

Mr. Jianwei Liu has been a portfolio manager with China-based Bosera Asset Management Co., Ltd. since October 2004. Prior joining to Bosera, Mr. Liu worked at Shanghai AllBright Law Offices and ICBC (Industrial and Commercial Bank of China Ltd.) at their main headquarters beginning in July 1999. Mr. Liu worked with China Holdings Acquisition Corp. (“CHAC”), the Company’s predecessor, prior to its merger with the Company, and participated in the sourcing of targets for CHAC, the performance of due diligence on potential acquisitions and the structuring of the Company’s acquisition of its operating business in 2009. Mr. Liu resides in China and holds an MBA in finance from the Wharton School of the University of Pennsylvania, and an MA degree in English and BA degrees in English and Law from Beijing University.

Other Events.

On January 8, 2014, the Company issued a press release announcing the appointment of Mr. Liu and Ms. Davis’s continued service on the Board. A copy of the press release making the announcement is attached as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit Number	Exhibit Name
99.1	Press Release dated January 8, 2014

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 16, 2014

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name:	Hen Man Edmund
Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Exhibit Name
99.1	Press Release dated January 8, 2014

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